July 1, 2015

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Kevin R. Woody, Branch Chief
Thomas Kluck, Branch Chief
Jerard Gibson, Staff Attorney
Shannon Sobotka, Staff Accountant

Re:	Spirit Realty Capital, Inc.
Form 10-K for the year ended December 31, 2014
Filed on February 27, 2015
File No. 001-36004

Ladies and Gentlemen:

We are writing in response to the comment letter received by electronic mail and dated June 18, 2015 (the “Comment Letter”) provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Comment Letter relates to Spirit Realty Capital Inc.’s (the “Company”, “we” and “our”) Annual Report on Form 10-K for the year ended December 31, 2014 (the “Form 10-K”) filed with the Commission on February 27, 2015.

For ease of review, we have set forth below the comments included in the Comment Letter and our responses thereto.
Form 10-K for the year ended December 31, 2014

Recent Developments

Financing Activities

ATM Program, page 7

1.
In future Exchange Act periodic reports, with respect to your ATM program, please disclose the amount of offering expenses/commissions, and use of proceeds for sales in the reporting period. In addition, please disclose the amount still available under the program.

Response: The Company acknowledges the Staff’s comment. In future Exchange Act periodic reports, the Company will disclose the offering expenses/commissions and use of proceeds for sales during the applicable reporting period under its ATM program. In addition, the Company will disclose in such periodic reports the amount still available under its ATM program.
Item 2. Properties

Property Portfolio Information, page 32

2.
We note your disclosure that, for your real estate portfolio, your occupancy rate is 98.4%. In future Exchange Act periodic reports, please provide your occupancy rate by property types such as retail, industrial and office or advise.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that disclosure of occupancy by property type is not reflective of how we manage our asset portfolio, and we do not believe it would be meaningful to investors, given our portfolio’s historically high occupancy rate and the portion of our revenues that come from a single property type.
We respectfully advise the Staff, that, as disclosed in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") in our Form 10-K, since the Company’s inception our occupancy rate has traditionally been very high (never below 96.1% since inception), and, as a result, vacancy statistics have not been significant, nor have such statistics on a property type basis been used by management to evaluate the portfolio or future investment decisions. Furthermore, rental revenue from our portfolio is predominantly generated by one property type: retail. As disclosed in our Form 10-K, retail represented 85.7%, industrial represented 8.2% and office represented 6.1% of our owned property types (based on percentage of total rental revenue). Although we intend to continue to opportunistically acquire industrial and office property types, we expect our portfolio’s composition to remain predominantly retail. As a result, we believe the Company’s current approach of disclosing occupancy on a portfolio basis is more meaningful than occupancy by property type; however, should we experience a change in investment strategy or portfolio composition that would make occupancy by property type a more meaningful statistic, we will address our disclosure requirements consistent with Item 303 of Regulation S-K and Item 101 of Regulation S-K, as applicable.
Lease Expirations, page 36

3.
In future Exchange Act periodic reports, to the extent material, please revise here or in the MD&A section, to provide disclosure regarding the relationship of rent rates on leases that expired in the reporting period and the rent rates on renewals or new leases on the same space.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that given our typical long-term lease structure, our portfolio’s historically high occupancy rate and our historically high lease renewal percentage noted below, disclosure regarding the relationship of rent rates on leases that expired in a specific reporting period would not be meaningful to investors and such data is not material in the context of data relating to our quarterly or annual operations.
As disclosed in MD&A, the Company’s principal line of business is the ownership of operationally essential real estate that it leases on a long-term, triple-net basis to retail, service and distribution companies. We seek to own properties that are operationally essential to our tenant thereby reducing the risk that our tenant would choose not to renew an expiring lease or reject a lease in bankruptcy. In addition, we seek to enter into leases with relatively long terms, typically with non-cancellable initial terms of 15 to 20 years with multiple renewal options at pre-negotiated rental rates that are generally consistent with the rent escalation provisions applicable during the initial lease term. The weighted average remaining lease term of the Company’s portfolio at December 31, 2014 was 10.8 years. The Company’s lease expirations tend to be minimal in any given year and our renewal experience tends to be high. Since our inception, our historical lease renewal percentage has been approximately 80%.
During 2014, 79 of our leases expired, 60 of which were renewed with a rent recovery percentage of 101.6%, one of which was re-let to a new party with a rent recovery percentage of 88.9%, seven of which were sold for gross proceeds of $30.0 million (resulting in a gain of $1.9 million) and 11 of which remained available for lease or sale as of the end of the year. The total rent associated with these lease expirations represented less than 2% of our rental revenue for 2014. As of December 31, 2014, we had a total of 1,349 leases in place. Given the low volume of lease expirations relative to the size of our lease portfolio and the weighted average remaining lease term of our leases, the premium or discount that resulted from lease renewals and re-lets was not material to the Company’s overall revenue or revenue trends. Should we experience a change to in-period lease expirations, renewals and re-lets in the future that materially affect our revenue or revenue trends, we will address our disclosure requirements consistent with Item 303 of Regulation S-K.

4.
In future Exchange Act periodic reports, to the extent material, please revise here or in the MD&A section to discuss leasing results for prior period including tenant improvement costs and leasing commissions on a per square foot basis, for both renewals and new leases.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that because the Company primarily leases its properties to single-tenant operators under long-term, triple-net leases, which require tenants to maintain the premises and the Company experiences a low volume of releasing activity (as discussed above), tenant improvement costs and leasing commissions have been relatively immaterial.
During 2014, the Company made investments in real estate totaling $973.7 million, of which $5.1 million or 0.5% represented tenant improvement costs. Furthermore, $3.1 million of these tenant improvement costs were not made in connection with lease term renewals and provided for associated rental increases generally consistent with the existing deal structure and capitalization rate. With respect to leasing commissions, during 2014, the Company re-let 17 properties (including certain properties previously subject to leases that expired during 2013) and the related leasing commissions of approximately $0.6 million were not material to the Company’s results of operations. Should we experience a material change in tenant improvements and/or leasing commissions in the future, we will address our disclosure requirements consistent with Item 303 of Regulation S-K.
Item 6. Selected Financial Data, page 41

5.
We note your disclosure that FFO is adjusted to eliminate the impact of non-recurring items when calculating AFFO. Given the nature of these adjustments, it is not clear why they are non-recurring. Please clarify and/or revise to remove reference to non-recurring in future filings. Reference is made to Question 102.03 of the Division’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. Additionally, it appears that you have made certain non-cash adjustments to arrive at AFFO, a performance measure. Please tell us the nature of these adjustments, why the exclusion of these amounts is beneficial to investors, and why you have not adjusted for the cash portion of similar expenses.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s reference to “non-recurring” items, that are eliminated in calculating AFFO relate to certain unusual charges that were incurred in connection with the Company’s 2012 initial public offering (e.g., $41.2 million loss relating to our Term Note extinguishment/conversion and $4.7 million related to lender consents) and the Company’s 2013 merger with Cole Credit Property Trust II, Inc. (e.g., $66.7 million for Cole II Merger related costs). In future filings, the Company will modify its AFFO disclosure to eliminate any reference to items as “non-recurring.”

We adjust FFO to eliminate the impact of certain items that we believe are not indicative of our core operating performance. With respect to limiting the Company’s AFFO adjustments for revenues and interest and compensation expense to their non-cash components, we respectfully submit to the Staff that these items cause short-term, inter-period fluctuations in our operating results that are not indicative of our core operating performance. Management uses FFO as adjusted for these items as a means of evaluating our core operating performance between periods and over time does not consider these items to be material factors when making decisions relating to our core operations. We believe that presentation is useful to investors for similar reasons, and, additionally, as exclusion of these items from similar AFFO-type metrics is common within the REIT industry, we believe that our presentation provides investors with a potential metric to assist their evaluation of our operating performance in comparison to the operating performance of our peers.

Specifically, with respect to adjustments to non-cash revenue items (comprised primarily of straight-line rents, capitalized amounts for above and below market rent on leases, lease incentives, net premium (discount) on loans receivable and capitalized lease transaction costs), the Company believes that eliminating the impact of these items more effectively presents trends in the Company’s occupancy and rental rates between periods, without regard to our lease structures (e.g., contractual rent increases) or acquisition structure (e.g., sale-leaseback versus existing lease) that do not materially factor into management's evaluation of our operating performance or potential investment decisions. We believe that this approach is consistent with the National Association of Real Estate Investment Trusts (“NAREIT”) April 2002 White Paper on FFO, in which it encourages companies in the REIT industry reporting FFO to make supplemental disclosures of the non-cash effect of straight-line rents on their operating performance in order to provide an opportunity for consistent analysis of FFO among REITs.  Moreover, regarding capitalized amounts for above and below market rent on leases, lease incentives, net premium (discount) on loans receivable and capitalized lease transaction costs, the Company views these items as being associated with the acquisition cost of the related real estate assets.  Accordingly, the Company believes that excluding the amortization of these items from FFO provides similar treatment to depreciation and amortization of its real estate assets - a specified adjustment in NAREIT’s definition of FFO.

With respect to non-cash interest expense (comprised of deferred financing costs and net discount or premium on debt), the Company views these items as being associated with the cost of establishing or acquiring debt. The Company believes that excluding amortization of these items from FFO more closely reflects the contractual debt costs that the Company expects to have an ongoing impact on its operating performance.

With respect to non-cash compensation expense (stock-based compensation), depending on individual circumstances, the expense is recognized as the greater of the amount amortized on a straight-line basis over the service period of each applicable award or the amount vested over the vesting periods. The Company believes that excluding non-cash compensation expense from FFO allows our management and investors to more meaningfully observe and compare our operating performance between periods without the impact of the short-term, inter-period fluctuations that result from variances in the timing of expense recognition.

In summary, we believe that excluding the impact of these non-cash items provides our management and investors a useful supplemental view of our core operating performance between periods that will complement the information provided under GAAP. Additionally, as exclusion of these items from similar FFO metrics is common within the REIT industry, we believe that our presentation allows investors to more meaningfully compare our operating performance with the operating performance of our peers.

Below please find the revised discussion we expect to include with our future AFFO disclosure, which is marked to reflect changes from the same discussion in our Form 10-K.

Page 41, Footnote 3

Adjusted FFO (“AFFO”) is a non-GAAP financial measure of operating performance used by many companies in the REIT industry. We adjust FFO to eliminate the impact of ~~non-recurring~~ certain items that we believe are not indicative of our core operating performance, including merger and finance restructuring costs, default interest on non-recourse mortgage indebtedness, debt extinguishment gains (losses), transaction costs incurred in connection with the acquisition of real estate investments subject to existing leases and certain non-cash items ~~that reduce or increase net income (loss) in accordance with GAAP~~. These certain non-cash items include non-cash revenues (comprised of straight-line rents, amortization of above and below market rent on our leases, amortization of lease incentives, amortization of net premium (discount) on loans receivable and amortization of capitalized lease transaction costs), non-cash interest expense (comprised of amortization of deferred financing costs and amortization of net debt discount/premium) and non-cash compensation expense (stock-based compensation expense). Our computation of AFFO may differ from the methodology for calculating AFFO used by other equity REITs, and, therefore, may not be comparable to such other REITs. AFFO does not represent cash generated from operating activities determined in accordance with GAAP, is not necessarily indicative of cash available to fund cash needs and should not be considered as an alternative to net income (determined in accordance with GAAP) as a performance measure.

Annualized Adjusted EBITDA and Leverage, page 43

6.	Please tell us whether or not management believes that Adjusted Debt is a non-GAAP measure. If so, please tell us how current disclosures meet the requirements of Item 10(e) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has determined to treat Adjusted Debt as a supplemental non-GAAP measure in future filings. Furthermore, the Company respectfully submits to the Staff that the Company’s disclosures related to Adjusted Debt meet the requirements of Item 10(e) of Regulation S-K. Consistent with Item 10(e)(i)(A)-(C), the Company (a) presents, with equal prominence, the components of “debt obligations, net,” the most directly comparable GAAP financial measure, (b) presents a reconciliation of the differences between Adjusted Debt and the components of “debt obligations, net,” and (c) discloses why management believes Adjusted Debt provides useful information for investors, and the Company does not include or exclude any disclosure or items required under Item 10(e)(i)(D) or prohibited under Item 10(e)(ii). The Company will clarify its disclosure in future filings to amend its definition of Adjusted Debt as follows:

“Adjusted Debt represents interest bearing debt (reported in accordance with GAAP) adjusted to exclude unamortized debt discount/premium and deferred financing costs, as further reduced for cash and cash equivalents and cash collateral deposits retained by lenders. By excluding unamortized debt discount/premium and deferred financing costs, cash and cash equivalents, and cash collateral deposits retained by lenders, the result provides an estimate of the contractual amount of borrowed capital to be repaid, net of cash available to repay it. We believe this calculation constitutes a beneficial supplemental non-GAAP financial disclosure to investors in understanding our financial condition.”

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

7.	In future Exchange Act periodic reports, please disclose how the Company defines core properties or advise.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company defines core properties as those described in Item 1. Business and MD&A of its Form 10-K. That is, “single-tenant, operationally essential real estate throughout the United States that is leased on a long-term, triple-net basis to tenants operating within retail, office and industrial property types.” The properties referenced as “non-core” in MD&A are typically large, management-intensive properties or other properties that do not generally fit the Company’s current investment criteria for acquisition.

The mention of “non-core” in MD&A was intended to provide the reader some context that both the impairments and gains on sale in the related periods might not be indicative of future impairments or gains on sale to be recorded by the Company.

In future filings, the Company will be more descriptive whenever referencing “core” or “non-core” properties.

8.
To the extent material, please discuss period to period changes in same store performance and within the same store, please address the relative impact of occupancy and rent rate changes. Also disclose how you determined the same store pool.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company's business strategy is to maximize stockholder value by seeking superior risk-adjusted returns with an emphasis on stable rental revenue primarily by investing in and managing a portfolio of single-tenant, operationally essential real estate generally leased on a long-term basis. Our revenue growth is primarily driven by our ability to expand our portfolio by acquiring additional properties consistent with this strategy. Although period-over-period same store rent growth is a component of our revenue growth, given the long-term nature of our leases, the previously-discussed renewal schedules and the contractual rent increases typically included in our leases, it is not a factor we can materially manage on a short term basis.

As noted in our Form 10-K, approximately 89% of our single-tenant leases (based on rental revenue) provided for increases in future annual base rent. The majority of these increases are the lesser of a fixed increase or the percentage change in the Consumer Price Index (“CPI”). Depending on the individual lease terms, the timing of a contractual rent increase can vary from once a year to once every 10 years. As a result, the percentage base rent increase for a tenant can range between zero to over 10% in any given year. On average, excluding the CPI factor, the annual contractual rent increase is generally between 1.0% - 2.0% per year. Furthermore, our historical occupancy percentage has never been below 96.1% and as of December 31, 2014, our occupancy was 98.4%. Therefore, vacancies have an insignificant impact on our same store performance due to our historically high occupancy rate. We respectfully advise the Staff that we will monitor our period-to-period same store performance and when these results are meaningful with respect to certain trends in our revenue growth, we will address our disclosure requirements consistent with Item 303 of Regulation S-K.

Factors that May Influence Our Operating Results

Asset Management

Active Management and Monitoring of Risks Related to Our Investments, page 47

9.	In future Exchange Act periodic reports, to the extent material, please expand your disclosure to identify any material changes in tenant credit quality.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company actively monitors tenant credit quality using a variety of methodologies, including analysis of corporate and property-level financial and other information provided by many of our tenants, as well as a number of tools, including a product licensed from Moody’s Analytics that provides an estimated default frequency and a “shadow credit rating” in order to determine whether there has been a change in any material tenant’s credit quality or a material change in the credit quality of the portfolio as a whole that might require disclosure in the Company’s periodic reports. Should the Company experience a change in any material tenant’s credit quality or a material change in the credit quality of the portfolio in the future, the Company will address its disclosure requirements consistent with Item 303 of Regulation S-K.

Contractual Obligations, page 67

10.	In future filings, please include a footnote to the table that describes the significant assumptions used to determine the interest payments presented.

Response: The Company acknowledges the Staff’s comment. In future filings, the Company will include a footnote to the table that describes the significant assumptions used to determine the interest payments presented in a form substantially as follows:

“Debt - Interest has been calculated based on outstanding balances as of December 31, 2014 through their respective maturity dates and includes the impact of interest rates swaps executed to fix floating rate indebtedness and excludes unamortized non-cash deferred financing costs of $48.7 million, unamortized debt discount of $51.6 million and any interest due on defaulted mortgage loans, including $0.5 million accrued as of December 31, 2014.”

Financial Statements

Consolidated Statements of Operations, page 75

11.	Please tell us management’s basis for classifying interest income and other within revenues and interest expense within operating expenses.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company believes its classification relating to interest income and other conforms with the definition of other operating revenues pursuant to Regulation S-X Rule 5-03 Income Statements (b)-1(e) other revenues. “Interest income and other” revenues consist primarily of lease termination fees and other tenant related matters. We believe classifying these items within revenues is appropriate as these revenues represent ancillary real estate revenues derived from our principal business of acquiring commercial real estate properties and leasing these properties to our tenants. As a result, we believe these revenue items should be included within the operating revenues caption. The Company further acknowledges that for the year ended December 31, 2014, approximately $0.1 million of interest income is included within this line item. This amount represents 2.2% of the balance in “Interest income and other” and less than 0.02% of the Company's $602.9 million in total revenues during 2014. We consider the amount of interest income included in Interest income and other to be immaterial to our total revenues and income from continuing operations and would not require a separate caption pursuant to the rules set forth in Regulation S-X Rule 5-03. Furthermore, the Company advises the Staff that in future filings, we will change the line item description from “Interest income and other” to “Other income and interest from real estate transactions” to more clearly reflect the nature of the revenue items included within.

With regards to the classification of interest expense within operating expenses, we acknowledge the requirement under Regulation S-X Rule 5-03 Income Statements (b)8 Interest and Amortization of Debt Discount and Expense to classify interest expense as a separate item below operating expenses. However, we believe the most significant cost of generating our revenues is the interest expense incurred through the financing of our real estate properties. As a result, we believe the classification of interest expense as a part of our operating expenses is considered an expense applicable to rental income pursuant to Regulation S-X Rule 5-03 Income Statements (b)2 Costs and Expenses Applicable to Sales and Revenues, as it seeks to align the operating costs incurred in the generation of the company’s operating revenue. Additionally, the properties we acquire through these financings are predominantly triple-net, which require the tenant to pay all property operating expenses associated with these properties. We believe classifying interest expense outside of operating expenses would present a less meaningful net operating margin to investors. We reference the correlation between our interest expense and revenues in our Form 10-K under Item 7A. Quantitative and Qualitative Disclosures About Market Risk and MD&A. We disclose that the objective of our interest rate risk management policy is to match fund fixed-rate assets with fixed-rate liabilities and that we use long-term fixed-rate debt to finance our properties on a match-funded basis and seek to use asset level financing that bears interest at an annual rate less than the annual rent on the related lease(s). As of December 31, 2014, approximately 75% of our gross investments in real estate properties were encumbered by mortgage indebtedness. Our most significant cost associated with the generation of our rental revenues is the interest expense incurred to finance the acquisition of these properties. We have noted some divergence among our net-lease industry peers related to this categorization; however, we believe including interest expense as a separate line item within our operating expenses is an appropriate classification and meaningful to investors.

Notes to Consolidated Financial Statements

Note 4. Investments, page 89

12.	Please provide to us management’s significance tests for the 2014 acquisitions.

Response: The Company acknowledges the Staff’s comment. In the first table below we categorized and tested our 2014 acquisitions under Regulation S-X Rule 3-14 for those acquisitions that had a rental history. In the second table below we considered all of our 2014 net lease acquisitions and evaluated them for significant tenant concentration under Section 2340 of the Division of Corporation Finance Financial Reporting Manual (“FRM Section 2340”).

Acquisitions of Real Estate Operations Test for 2014 Acquisitions (Pursuant to Regulation S-X Rule 3-14

Tenant	Acquisition Date	2014 Gross Investment (in thousands)	2014 Gross Investment as Percentage of Total Company Assets (1)
Transaction 1	01/15/14	$8,708	0.12%
Transaction 2	01/24/14	21,200	0.29%
Transaction 3	03/31/14	22,972	0.32%
Transaction 4	03/31/14	11,829	0.16%
Transaction 5	03/31/14	11,238	0.16%
Transaction 6	04/17/14	1,866	0.03%
Transaction 7	05/16/14	14,700	0.20%
Transaction 8	05/16/14	9,900	0.14%
Transaction 9	06/24/14	626	0.01%
Transaction 10	06/26/14	2,310	0.03%
Transaction 11	07/21/14	7,584	0.10%
Transaction 12	08/18/14	34,045	0.47%
Transaction 13	09/17/14	3,224	0.04%
Transaction 14	09/23/14	6,875	0.10%
Transaction 15	09/29/14	44,005	0.61%
Transaction 16	09/30/14	29,493	0.41%
Transaction 17	09/30/14	3,341	0.05%
Transaction 18	09/30/14	2,448	0.03%
Transaction 19	09/30/14	7,866	0.11%
Transaction 20	10/31/14	6,686	0.09%
Transaction 21	11/05/14	7,398	0.10%
Transaction 22	11/13/14	872	0.01%
Transaction 23	11/14/14	127	—%
Transaction 24	11/21/14	14,578	0.20%
Transaction 25	11/25/14	2,700	0.04%
Transaction 26	12/05/14	9,650	0.13%
Transaction 27	12/15/14	8,975	0.12%
Transaction 28	12/23/14	5,600	0.08%
Transaction 29	12/24/14	6,023	0.08%
Transaction 30	12/30/14	25,911	0.36%
		$332,750	4.59%

(1) Total assets of the Company as of December 31, 2013.

As indicated above, as a result of our significance tests pursuant to Regulation S-X Rule 3-14, representing properties with a rental history, no acquisitions exceeded 10% of our total assets as of December 31, 2013, either individual or in the aggregate.

In addition, since most of our properties are net leased to tenants on a long term basis, we evaluate the need to provide tenant financial information due to asset concentrations. During 2014, and shown below, there were no tenant concentrations resulting from acquisitions that exceeded 20% of our total assets for which audited tenant financial statements would have been required. Furthermore, as of December 31, 2014, no cumulative tenant concentrations exceeded 20% of our total assets.

Acquisitions of Properties Subject to a Net Lease for 2014 (pursuant to FRM 2340)

Tenant	Acquisition Date	Gross Investment (in thousands)	2014 Gross Investment as Percentage of Total Company Assets (1)
Tenant # 01	3/28/2014	$5,676	0.08%
Tenant # 02	3/28/2014	12,206	0.17%
Tenant # 03	3/31/2014	519	0.01%
Tenant # 04	3/31/2014	6,013	0.08%
Tenant # 05	3/31/2014	6,681	0.09%
Tenant # 06	3/31/2014	7,052	0.10%
Tenant # 07	3/31/2014	52,994	0.73%
Tenant # 08	4/16/2014	5,096	0.07%
Tenant # 09	5/2/2014	77,613	1.07%
Tenant # 10	5/13/2014	24,068	0.33%
Tenant # 11	5/15/2014	5,769	0.08%
Tenant # 12	5/15/2014	5,867	0.08%
Tenant # 13	5/22/2014	3,422	0.05%
Tenant # 14	5/22/2014	10,548	0.15%
Tenant # 15	5/30/2014	18,114	0.25%
Tenant # 16	6/4/2014	13,969	0.19%
Tenant # 17	6/18/2014	2,923	0.04%
Tenant # 18	6/23/2014	2,169	0.03%
Tenant # 19	6/23/2014	18,600	0.26%
Tenant # 20	6/30/2014	25,812	0.36%
Tenant # 21	7/3/2014	7,410	0.10%
Tenant # 22	7/31/2014	7,250	0.10%
Tenant # 23	8/29/2014	7,503	0.10%
Tenant # 24	9/19/2014	754	0.01%
Tenant # 25	9/19/2014	16,597	0.23%
Tenant # 26	9/25/2014	23,572	0.33%
Tenant # 27	9/30/2014	1,200	0.02%
Tenant # 28	10/30/2014	15,587	0.22%
Tenant # 29	10/31/2014	2,916	0.04%
Tenant # 30	11/18/2014	1,461	0.02%

Tenant	Acquisition Date	Gross Investment (in thousands)	2014 Gross Investment as Percentage of Total Company Assets (1)
Tenant # 31	11/18/2014	4,520	0.06%
Tenant # 32	11/18/2014	7,714	0.11%
Tenant # 33	12/4/2014	3,696	0.05%
Tenant # 34	12/16/2014	9,196	0.13%
Tenant # 35	12/17/2014	15,215	0.21%
Tenant # 36	12/19/2014	41,564	0.57%
Tenant # 37	12/23/2014	69,675	0.96%
Tenant # 38	12/30/2014	4,427	0.06%
Tenant # 39	12/30/2014	7,855	0.11%
Tenant # 40	12/30/2014	15,041	0.21%
Tenant # 41	12/30/2014	24,776	0.34%
Tenant # 42	12/30/2014	42,781	0.59%
		$635,821	8.79%

(1) Total assets of the Company as of December 31, 2013.

Note 12. Significant Credit and Revenue Concentration, page 103

13.	Please tell us how you have complied with the disclosure requirements for significant asset concentrations given the portion of revenues generated by Specialty Retail Shops Holding Corp.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that the properties leased under long-term triple net leases to Specialty Retail Shops Holding Corp. comprised 13.1% of the Company’s total investment portfolio as of December 31, 2014, as set forth in Note 12 to the Company’s Consolidated Financial Statements on page 103 of the Form 10-K. Consistent with FRM Section 2340, the Company does not consider the concentration of these properties “significant” requiring provision of the lessee’s financial statements because the leased properties comprise significantly less than 20% of the Company’s assets as of the December 31, 2014 balance sheet date. We have also considered the disclosure requirements of Financial Accounting Standards Board ASC 275 and believe our current disclosures are consistent with those requirements.

Please be advised that, in connection with the Staff’s comment and the Company’s response thereto, the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing, (ii) the Staff’s comment or changes to disclosure in response to the Staff’s comment do not foreclose the Commission from taking any action with respect to the above-referenced filing and (iii) the Company may not assert the Staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * *

Please do not hesitate to contact me by telephone at (480) 315-6601 or by fax at (480) 606-0826 with any questions or comments regarding this correspondence.

Very truly yours,
/s/ Phillip D. Joseph, Jr.
Phillip D. Joseph, Jr.
Executive Vice President and
Chief Financial Officer
Enclosures

cc:	Thomas H. Nolan, Jr., Spirit Realty Capital, Inc.
Michael A. Bender, Spirit Realty Capital, Inc.
Ryan A. Berry, Spirit Realty Capital, Inc.
Julian T.H. Kleindorfer, Latham & Watkins LLP
Lewis Kneib, Latham & Watkins LLP
Mark R. Kaspar, Ernst & Young LLP
Brooke Westemeier, Ernst & Young LLP